UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

APOLLO GLOBAL MANAGEMENT, InC.
(Name of Issuer)

Common stock, par value $0.00001 per share
(Title of Class of Securities)

03769M 106
(CUSIP Number)

Joshua Harris HRS Management LLC 600 Madison Avenue New York, NY 10022 (212) 257-5220
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03769M 106	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON Joshua Harris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,390,365
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 38,390,365
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,390,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03769M 106	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON MJH Partners II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,040,358
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 37,040,358
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,040,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03769M 106	SCHEDULE 13D	Page 4 of 10

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the shares of the common stock, par value $0.00001 per share (“Common Stock”), of Apollo Global Management, Inc., a Delaware corporation (the “Issuer”).

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed on behalf of Joshua Harris and MJH Partners II LLC.

(b)	The principal business address for each Reporting Person is c/o HRS Management LLC, 600 Madison Avenue, New York, NY 10022.

(c)	Mr. Harris is a director of the Issuer. MJH Partners II LLC is an estate planning vehicle for which Mr. Harris exercises voting and investment control.

(d)	During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Harris is a citizen of the United States of America. MJH Partners II LLC is a Delaware limited liability company.

CUSIP No. 03769M 106	SCHEDULE 13D	Page 5 of 10

Item 3. Source and Amount of Funds or Other Consideration.

On January 1, 2022, pursuant to the Agreement and Plan of Merger, dated as of March 8, 2021 (the "Merger Agreement"), by and among Apollo Global Management, Inc., a Delaware corporation ("AGM"), Athene Holding Ltd, a Bermuda exempted company ("AHL"), Tango Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of AGM ("Holdings"), Blue Merger Sub, Ltd., a Bermuda exempted company and a direct wholly owned subsidiary of Holdings ("AHL Merger Sub"), and Green Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Holdings ("AGM Merger Sub"), AGM Merger Sub merged with and into AGM with AGM as the surviving corporation and a direct subsidiary of Holdings (the "AGM Merger"), and AHL Merger Sub merged with and into AHL with AHL as the surviving corporation and a direct subsidiary of Holdings (the "AHL Merger", and together with the AGM Merger, the "Mergers").

On January 1, 2022, upon the consummation of the Mergers, (a) each share of common stock (other than shares held by AGM as treasury shares or by a subsidiary of AGM) or other equity interest of AGM was converted into one share of common stock or equivalent equity interest of Holdings, (b) each common share (other than common shares held by AHL as treasury shares or by a subsidiary of AGM or AHL) or other equity interest of AHL was converted into the right to receive 1.149 shares of common stock or equivalent equity interest of Holdings, (c) AGM was renamed Apollo Asset Management, Inc. and (d) Holdings was renamed Apollo Global Management, Inc. In addition, previously outstanding Apollo Operating Group units were exchanged for a combination of common stock of Holdings and cash.

On January 10, 2022, Mr. Harris received a pro rata in kind distribution without consideration, consisting of 7 shares of Common Stock.

CUSIP No. 03769M 106	SCHEDULE 13D	Page 6 of 10

Item 4. Purpose of Transaction.

The information set forth under Item 3 above is incorporated by reference herein.

The Reporting Persons are parties to the Stockholders Agreement among the Issuer, Leon D. Black, Marc J. Rowan, Joshua Harris (each, a “Principal”) and the other persons party thereto, dated as of January 1, 2022 (the “Stockholders Agreement”).

The Stockholders Agreement provides that:

•	the Issuer will nominate each Principal (or his designee, as applicable) as part of the director slate of the Issuer’s board of directors (the “Board”), for so long as such Principal, together with the members of his family group, beneficially owns at least $400 million in value or 10 million in number of shares of Common Stock (the “Ownership Threshold”);

•	each Principal (or his designee, as applicable), will, if requested by the Board, resign from the Board in the event that such Principal no longer meets the Ownership Threshold;

•	each Principal, together with the members of his family group, agrees to vote all of his or their respective shares of Common Stock in favor of the election of the other Principals (or their designees, as applicable);

•	the Issuer will recommend that its stockholders vote in favor of the Principals (or their designees, as applicable) and the Issuer will otherwise take all reasonable action to support their nomination and election (including by filling vacancies on the Board, if necessary);

•	each Principal (but not his designee) will be entitled to a seat on the executive committee of the Board so long as such Principal serves on the Board and the Ownership Threshold is satisfied with respect to such Principal;

•	the Issuer will not make any non-pro rata distributions or payments to any Principals without the consent of the other Principals;

•	each Principal and the Issuer agree not to take actions inconsistent with the terms of the Stockholders Agreement or in a manner that is discriminatory as to one or more of the Principals, and will agree to oppose any such actions if proposed by others;

•	each Principal will have customary information rights regarding the Issuer’s business, so long as such Principal, together with the members of his family group, meets an ownership threshold equal to 50% of the Ownership Threshold; and

•	each Principal will be entitled to the use of office space at the Issuer’s offices and administrative and logistics support provided by the Issuer; provided, that such Principal continues to (a) provide services to the Issuer (other than as a member of the Board), (b) serve on the executive committee of the Board or (c) serve as the chairman of the Board or of any committee of the Board.

CUSIP No. 03769M 106	SCHEDULE 13D	Page 7 of 10

The Stockholders Agreement also grants to the parties thereto (and their permitted transferees) the right, under certain circumstances and subject to certain restrictions, to require the Issuer to register under the Securities Act of 1933, as amended (the “Securities Act”), shares of Common Stock held or acquired by them. Under the Stockholders Agreement, each party thereto (and its permitted transferees) (i) has “demand” registration rights that require the Issuer to register under the Securities Act the shares of Common Stock held or acquired, (ii) may require the Issuer to make available registration statements permitting sales of shares of Common Stock held or acquired in the market from time to time over an extended period and (iii) has the ability to exercise certain piggyback registration rights in connection with registered offerings requested by other registration rights holders or initiated by the Issuer. The Issuer has agreed to indemnify each party thereto (and its permitted transferees, together with certain related parties) against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which such holder sells shares of Common Stock, unless such liability arose from the holder’s misstatement or omission, and each party thereto (and its permitted transferees) has agreed to indemnify the Issuer against all losses caused by his (or their) misstatements or omissions.

References to and descriptions of the Stockholders Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, which is filed as Exhibit 1 hereto and is incorporated by reference herein.

The operating agreement of MJH Partner II LLC requires MJH Partners II LLC to cause it to be present and vote (or cause to be voted) the shares of Common Stock it received in connection with the Mergers at any annual or special meeting of stockholders of the Issuer, or, to the extent any action by written consent is then permitted, to duly execute and timely deliver (or cause to be executed and delivered) any applicable written consent of the stockholders of the Issuer in lieu thereof, (i) in favor of electing any nominee to the Issuer’s board of directors who is approved under the term of existing arrangements among the Principals and (ii) against the election of any nominee who is not so approved.

CUSIP No. 03769M 106	SCHEDULE 13D	Page 8 of 10

The Reporting Persons acquired the shares of the Common Stock reported in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the board of directors of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors of the Issuer and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer. The Reporting Persons expect that they will, from time to time, review their investment position in the shares of the Common Stock or the Issuer and may, depending on the Issuer’s performance and other market conditions, increase or decrease their investment position in the Common Stock. The Reporting Persons may, from time to time, make additional purchases of shares of the Common Stock either in the open market or in privately negotiated transactions, depending upon their evaluation of the Issuer’s business, prospects, financial condition and results of operations, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Common Stock. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.

CUSIP No. 03769M 106	SCHEDULE 13D	Page 9 of 10

Item 5. Interest in Securities of the Issuer.

(a) (b) See the cover page with respect to each Reporting Person. Shares held by Mr. Harris include shares held by estate planning vehicles controlled by Mr. Harris. Reference to percentage ownerships of the Common Stock in this Schedule 13D are based on 570,921,096 shares of Common Stock outstanding as of January 6, 2022, as provided to the Reporting Persons by the Issuer.

By virtue of the agreements made pursuant to the Stockholders Agreement, the parties thereto, including the Reporting Persons, may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The parties to the Stockholders Agreement beneficially own an aggregate of 159,540,354 shares of Common Stock (approximately 27.9% of the Common Stock).The Reporting Persons disclaim beneficial ownership of any securities owned by such other parties. Only the shares of Common Stock beneficially owned by the Reporting Persons are the subject of this Schedule 13D. For a description of the relationship between the Reporting Person and the other parties to the Stockholders Agreement, see Item 4.

(c)     The information set forth in Items 3 and 4 above is hereby incorporated into this Item 5(c) by reference, as applicable.

(d)     Not applicable.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement

Exhibit 2: Apollo Global Management, Inc. Stockholders Agreement.

CUSIP No. 03769M 106	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2022

/s/ Joshua Harris
Joshua Harris

MJH PARTNERS II LLC

By:	/s/ Evan Zemsky
Name:	Evan Zemsky
Title:	Vice President